UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VimpelCom Ltd.

(Name of Issuer)

Preferred Shares of Nominal Value US$0.001 Each

(Title of Class of Securities)

G9360W 115

(CUSIP Number)

Oleg Kiselev Strovolou 124 1st Floor Flat/Office 103 Nicosia Cyprus 2042 Tel: +357 22 465 950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. G9360W 115

1	NAME OF REPORTING PERSON. Forrielite Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Preferred Stock*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0 shares of Preferred Stock*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Preferred Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	As described herein, 123,600,000 preferred shares were transferred to Bertofan Investments Limited on December 30, 2011.

1	NAME OF REPORTING PERSON. Oleg Kiselev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Preferred Stock*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0 shares of Preferred Stock*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Preferred Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	As described herein, 123,600,000 preferred shares were transferred to Bertofan Investments Limited on December 30, 2011.

Item 1. Security and Issuer.

This amendment to Schedule 13D (this “Amendment”) relates to the convertible preferred stock, nominal value US$0.001 per share (the “Preferred Stock”) of VimpelCom Ltd. (“VimpelCom”). The address of the principal executive office of VimpelCom is SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC Amsterdam, the Netherlands.

The Schedule 13D that is the subject of this Amendment was originally filed on June 13, 2011 (the “Statement”). This Amendment is being filed to report the sale and transfer of 123,600,000 shares of Preferred Stock to Bertofan Investments Limited, a limited liability company organized under the laws of the Republic of Cyprus (the “Purchaser”). The Statement is amended and supplemented as follows below.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended by inserting the following information:

On December 30, 2011, Forrielite and the Purchaser entered into an Agreement relating to the Sale and Purchase of Shares in VimpelCom (the “SPA”) pursuant to which Forrielite agreed to sell to the Purchaser 123,600,000 shares of Preferred Stock in consideration of the payment of US$111,000,000 in cash to Forrielite within five business days after completion of the transfer. Forrielite completed the transfer of such shares to the Purchaser on December 30, 2011. By transferring these shares to the Purchaser, Forrielite has disposed of 28.5% of the Preferred Stock and 5.9950% in the issued share capital of VimpelCom. These shares represent 5.9950% of the voting shares of VimpelCom. If these shares were converted into common shares of VimpelCom, they would represent 7.0559% of the total outstanding common shares (assuming that no other shares of Preferred Stock are converted into common shares).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended by inserting the following information:

(e) Upon completion of the sale and transfer of 123,600,000 shares of Preferred Stock to the Purchaser, as described in Item 4 and Item 6, Forrielite and Oleg Kiselev ceased to be beneficial owners of more than 5% of the Preferred Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended by inserting the following information:

Pursuant to the SPA dated December 30, 2011, the Purchaser agreed to purchase from Forrielite 123,600,000 shares of Preferred Stock, which represents 5.9950% of VimpelCom’s issued share capital, in consideration of the payment of US$111,000,000 in cash to Forrielite within five business days after completion of the transfer. The SPA is filed as Exhibit 99.4. The descriptions in this document of the SPA and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the text of the agreement filed as Exhibit 99.4, which is incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order.

Exhibit No.	Description

99.4	Conformed Copy of Agreement relating to the Sale and Purchase of Shares in VimpelCom, dated December 30, 2011, between Forrielite Limited and Bertofan Investments Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2012	FORRIELITE LIMITED

/s/ Oleg Kiselev
Name: Oleg Kiselev
Title: Attorney-in-Fact*

OLEG KISELEV

/s/ Oleg Kiselev
Name: Oleg Kiselev

*	The power of attorney filed as Exhibit 99.3 is hereby incorporated by reference.